File No. 001-16189

FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL REPORT
PURSUANT TO SECTION 15(d)
of the
SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
NISOURCE INC. RETIREMENT SAVINGS PLAN
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

NiSource Inc.
Retirement Savings Plan
Financial Statements as of December 31,
2008 and 2007 and for the Year Ended
December 31, 2008, and Supplemental
Schedule as of December 31, 2008, and Report
of Independent Registered Public Accounting
Firm

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM
To the Administrative Committee of
the NiSource Inc. Retirement Savings Plan
Merrillville, IN
We have audited the accompanying statements of net assets available for benefits of NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Indianapolis, Indiana
June 24, 2009

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Investments—at fair value:
Mutual funds	$432,546,642	$575,818,494
Money market fund	150,981,934	131,722,768
Plan interest in Master Trust		103,699,925
NiSource Inc. Common Stock Fund	83,888,803
Collective trust	8,296,588	3,487,857
Participant loans	16,468,706	12,765,563

NET ASSETS AVAILABLE FOR BENEFITS	$692,182,673	$827,494,607

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Contributions:
Participant	$28,784,652
Employer	16,118,682

Total contributions	44,903,334

Investment income (loss):
Interest income	894,123
Interest in loss of Master Trust	(236,562,153)

Net investment income (loss)	(235,668,030)

Total additions (losses)	(190,764,696)

DEDUCTIONS:
Benefits paid to participants	53,392,018
Administrative expenses	73,250
Other	176,760

Total deductions	53,642,028

DECREASE BEFORE TRANSFER OF NET ASSETS	(244,406,724)

TRANSFER OF NET ASSETS:
From Bay State Gas Company Savings Plan for Operating Employees and Trust	31,071,416
From Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan	78,681,972
Others—net	(658,598)

Total transfers	109,094,790

NET DECREASE IN NET ASSETS	(135,311,934)

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	827,494,607

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$692,182,673

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

NiSource Inc. (the “Company”) is a holding company whose major subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group, Bay State Gas Company, Northern Indiana Fuel and Light (“NIFL”), and Kokomo Gas (“Kokomo”). The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to each eligible employee who works for the Company or one of its major subsidiary companies as defined above. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions. The Plan investments include thirty mutual funds, one money market fund, one collective trust and one common stock fund as investment options for participants. Seven of the mutual funds are closed to new investment.

Plan Amendments and Mergers — Prior to January 1, 2008, the common stock fund was held in the NiSource Inc. 401(k) Retirement Plans Master Trust (“Master Trust”). Effective January 1, 2008, the Master Trust agreement was amended and restated to also include the mutual funds, money market fund, and collective trust.

Effective December 31, 2008, the Northern Indiana Public Service Company Bargaining Unit Tax Deferred Savings Plan (“NIPSCO Plan”) and the Bay State Gas Company Savings Plan for Operating Employees and Trust (“Bay State Operating Employees Plan”) were terminated. The following assets of these terminated plans were transferred to the Plan as of December 31, 2008.

		Bay State
		Operating
	NIPSCO Plan	Employees Plan	Total

Assets transferred in:
Plan interest in NiSource Inc. 401(k) Retirement Plans Master Trust	$76,005,050	$29,285,683	$105,290,733
Participant loans	2,676,922	1,785,733	4,462,655

Total	$78,681,972	$31,071,416	$109,753,388

Effective December 31, 2008, all assets in the Master Trust were transferred to the Plan and the Master Trust ceased to exist.

Contributions—Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total, subject to Internal Revenue Code limitations. Additionally, participants who are at least 50 years old can make catch-up contributions to the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into the various investment options offered by the Plan.

The Company contributes an amount determined as follows:
a.	For the accounts of all participants who participate in the Final Pay Option of the Retirement Plan of Columbia Energy Group Companies, or any successor plan (as defined therein):
(1)	during the first 120 months of participation, an amount equal to 50% of the first 6% of the participant’s contribution;

(2)	from the 121st through the 240th month of participation, an amount equal to 75% of the first 6% of the participant’s contribution;

(3)	from the 241st month onward of participation, an amount equal to 100% of the first 6% of the participant’s contribution.
b.	For the accounts of all participants who participate in the Final Pay Option of the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees and Kokomo nonunion employees who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan and Kokomo union employees, or any successor plans (as defined therein), an amount equal to 11.1% of all pre-tax contributions made by the participant to the Plan.

c.	For the accounts of all participants who participate in the Final Pay Options of the Bay State Gas Company, or any successor plan (as defined therein), an amount equal to 100% of the first 2 1/2% of pre-tax participant contributions plus 50% of the next 5% of participant pre-tax contributions. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match of 50% of the first 5% of participant pre-tax contributions.

d.	For accounts of all employees of NIFL who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan or any successor plan (as defined therein), an amount equal to 50% of the first 6% of participant pre-tax contributions.

e.	For the accounts of all participants who participate in the Account Balance Option of the Retirement Plan of Columbia Energy Group Companies, the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees, the NiSource Inc. Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), an amount equal to 75% of the first 6% of participant’s combined pre-tax and post-tax contributions. Current exempt employees were given the opportunity to elect a new account balance pension design effective January 1, 2006. All current exempt employees who have not already elected the new account balance design as of January 1, 2011 will be automatically converted on that date. Under the new retirement income program, the match will increase to 100% of the first 6% of participant combined pre-tax and post-tax contributions.

f.	Effective January 1, 2009, all NIPSCO active union employees are given a choice between a Cash Balance and Final Average Pay defined benefit plan. For employees who choose the Cash Balance defined benefit plan, NIPSCO contributes an amount equal to 75% of the first 6% of the participant’s combined pre-tax and post-tax contributions. For employees who choose the Final Average Pay defined benefit plan, NIPSCO contributes an amount equal to 1/9th of a participant’s pre-tax contribution.

g.	Effective January 1, 2009, for certain employees, Bay State Gas Company makes contributions from 2.5% to 6% of eligible compensation. Such contributions are allocated according to the participant’s direct accounts.
For all employees other than those referenced in item 1(g) above, the matching contribution is invested directly into the NiSource Inc. Common Stock Fund. Employees may subsequently redirect matching contributions among any of the remaining funds available in the Plan.

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant’s compensation. Such discretionary contributions are determined and credited in the year following the Plan year. Discretionary contributions of $1,903,722 were authorized by the administrative committee on February 5, 2009. Such amounts will be reported as contributions to the Plan in the year authorized and funded.

Automatic Enrollment — Beginning in 2008, certain new hires are automatically enrolled into the Plan at a 3% contribution level after 30 days of hire. The new hire has the option to stop or change the contribution percentage at any time.

Rollovers from Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 4% to 11% at December 31, 2008. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts. Participants may have two loans outstanding at any given time.

Participant Withdrawals—Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•	Age 59 1/2 withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.
A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits—All amounts distributed from a participant’s account following termination of employment shall be as follows. If the amount payable under the Plan to any participant or beneficiary is $1,000 or less, the administrative committee will direct that such amount be paid in a lump sum. If the participant’s balance exceeds $1,000, but does not exceed $5,000 and the participant does not elect to have such distribution paid to another qualified plan or does not elect to receive a distribution directly, then the Plan administrator will pay the distribution as a direct rollover to an individual retirement plan designated by the Plan administrator.

Transfers Between Plans—Transfers between plans may also occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in others-net on the accompanying statement of changes in net assets available for benefits. During 2008, certain loans and participant account balances were transferred out of the Plan due to the Company’s divestiture of Northern Utilities and Granite State.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits—Benefits are recorded when paid.

Investments—The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell that asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (the exit price).

Mutual funds and collective trusts represent investments with various investment managers. The respective fair values of these investments are determined by reference to the funds’ underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds are traded on national securities exchanges and are valued at the net asset value as of December 31, 2008 and 2007. Units held in collective trusts are valued at the unit value as reported by the investment managers as of December 31, 2008 and 2007. Money market funds are valued at cost, which approximates fair value.

Loans to participants are recorded at the unpaid balance of the individual loans as of year-end, which approximate fair value.

Purchases and sales of the investments are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Management fees and other operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

During the year ended December 31, 2008, the Plan’s assets were held in the Master Trust until December 31, 2008. Note 7 presents the net appreciation/(depreciation) in the fair value of the Plan’s investment in the Master Trust, which consists of realized and unrealized gains or losses on those investments, as well as interest and dividends.

Administrative Expenses—Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

New Accounting Pronouncement—The financial statements reflect the prospective adoption of FASB Statement No. 157, Fair Value Measurements, (“FAS 157”) as of January 1, 2008 (see Note 4). FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and establishes a single authoritative definition of fair value, sets a framework for measuring fair value, and requires additional disclosures about fair value measurements. The effect of the adoption of FAS 157 had no impact on the statements of net assets available for benefits and statement of changes in net assets available for benefits.

In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events (“FAS 165”). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. Specifically, it provides the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. FAS 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets as of:

		December 31
		2008			2007

**,*	Plan interest in Master Trust	$			$103,699,925
**,*	NiSource, Inc. Common Stock Fund		83,888,803
**	Fidelity Institutional Money Market Fund		150,981,934		131,722,768
**	Fidelity Magellan Fund				51,741,732
**	Fidelity Contrafund				72,093,580
**	Fidelity Growth Fund				52,030,213
**	Fidelity Spartan U.S. Equity Index Fund		44,613,128		57,319,074
**	Fidelity Balanced Fund				44,956,748
	American EuroPacific Growth Fund		26,890,944	***	42,917,299
**	Fidelity Contrafund Class K		50,481,963
**	Fidelity Growth Fund Class K		37,287,408

*	Includes nonparticipant-directed investments

**	Represents a party-in-interest to the Plan

***	Not 5%
The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and, that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

As of January 1, 2008, the Plan adopted FAS 157. FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Basis of Fair Value Measurement
Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities

Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable

The following tables set forth by level within the fair value hierarchy the Plan’s investment assets at fair value as of December 31, 2008. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Total Plan investment assets at fair value classified within Level 3 were $16,468,706 at December 31, 2008, which consist of the Plan’s participant loans receivable. Such amounts were approximately 2% of the Plan’s total investments as reported on the statement of net assets available for benefits at fair value as of December 31, 2008.

		Fair Value Measurements at 12/31/08, Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Mutual funds	$432,546,642	$432,546,642	$	$
Money market fund	150,981,934	150,981,934
Collective trust	8,296,588		8,296,588
NiSource Inc. Common Stock fund	83,888,803		83,888,803
Participant loans	16,468,706			16,468,706

Total	$692,182,673	$583,528,576	$92,185,391	$16,468,706

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008.

Participant
Loans

Balance, beginning of year	$12,765,563
New loans issued	5,057,106
Redemptions, payments	(5,732,922)
Transfer (to)/from other plans — net	4,378,959

Balance, end of year	$16,468,706

5.	EXEMPT PARTY-IN-INTEREST

Certain Plan and Master Trust investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. See Note 7 for additional related party information.

6.	FIDELITY MANAGED INCOME PORTFOLIO

The Plan participates in a fully benefit-responsive investment contract, the Fidelity Managed Income Portfolio, which is a collective trust. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. The contract is included in the statements of net assets available for benefits at estimated fair value. The contract value of the investments at December 31, 2008 is $8,744,122.

The average yield and average crediting interest rates were 3.04% and 3.57% for 2008. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are adjusted on a daily basis.

Generally accepted accounting principles require that the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. At December 31, 2008 and 2007, the investment manager reported that there is no significant difference between the contract value and fair value; therefore, there is no impact on the 2008 and 2007 financial statements.

Certain events, such as partial or complete termination of the Plan or its merger with another plan, plant closings, layoffs, bankruptcy, mergers, early retirement incentives, certain transfers of assets from the fund, might limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio. The Plan Administrator believes such events that would limit the Plan participants’ ability to transact at contract value with the Fidelity Managed Income Portfolio are not probable of occurring.

7.	INTEREST IN MASTER TRUST

Description of the Master Trust—The Master Trust was established for the investment of assets of the Plan and several other NiSource Inc. sponsored defined contribution retirement plans. Use of the Master Trust permitted commingling of trust assets of a number of defined contribution plans of the Company for investment and administrative purposes. Although assets were commingled in the Master Trust, the Trustee maintained supporting records for the purpose of allocating the total investment income (loss) of the Master Trust to the various participating plans. The assets and liabilities of the Master Trust were held by the Trustee. During 2008, the Plan’s interest in the net assets of the Master Trust was approximately 84%. At December 31, 2007, the Plan’s interest in the net assets of the Master Trust was approximately 84%. Investment income (losses) and certain administrative expenses relating to the Master Trust were allocated to the individual plans based upon average daily balances invested by each plan.

All assets of the Master Trust were transferred to the Plan on December 31, 2008.

Summary of Significant Accounting Policies

Valuation of Investments—Prior to January 1, 2008, the Master Trust consisted solely of investment in the NiSource Inc. Common Stock Fund, which is stated at fair value, measured by quoted market price in an active market. Effective January 1, 2008, the Master Trust was amended and restated to also include mutual funds, a money market fund, and a common collective trust, which were stated at fair value as described in Note 2.

Dividend income on stock held in the Master Trust is recorded on the ex-dividend date. Interest earned in the Master Trust is recorded on the accrual basis.

Net appreciation (depreciation) in fair value of investments held by the Master Trust include unrealized gains and losses associated with changes in the fair values of assets held at year-end as well as realized gains and losses on investments that were sold during the year.

Related Party Transactions—The Master Trust invests in shares of the NiSource Inc. Common Stock Fund, which is managed by the Trustee that holds the assets of the Master Trust, and therefore, these transactions qualify as party-in-interest transactions.

NiSource Inc. Common Stock Fund
Employee Stock Ownership Plan—The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.
Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants—Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.
Payment of Benefits—Any distribution consisting of units in the NiSource Inc. Common Stock Fund may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the Common Stock Fund.
Activity

The net assets for the Master Trust consist of investments at a fair value of $123,407,029 at December 31, 2007. There were no assets in the Master Trust as of December 31, 2008.

Investment income for the Master Trust is as follows for the year ended December 31, 2008.

Net depreciation in fair value of investments in:
Mutual funds	$(261,328,755)
*NiSource Inc. Common Stock Fund	(54,395,643)

Total net depreciation	(315,724,398)
Interest and dividends	30,652,625

Investment loss, net	$(285,071,773)

*	Includes non-participant directed investment activity
8.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be non-forfeitable.

9.	TAX STATUS

The Internal Revenue Service (the “IRS”) has issued a determination letter dated February 25, 2004, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
******

SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN
FORM 5500 SCHEDULE H, PART IV, LINE 4i—
EIN: 35-2108964, PLAN 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

	Identity of Issuer,	Description of Investment,
	Borrower, Lessor,	Including Maturity Date, Rate of Interest,		Fair
	or Similar Party	Collateral and Par or Maturity Value	Cost**	Value

*	NiSource Inc.	NiSource, Inc. Common Stock Fund	$131,181,737	$83,888,803
*	Fidelity Investments	Institutional Money Market Fund		150,981,934
*	Fidelity Investments	Managed Income Portfolio		8,296,588
*	Fidelity Investments	Magellan Fund Class K		31,019,366
*	Fidelity Investments	Contrafund Class K		50,481,963
*	Fidelity Investments	Equity Income Fund Class K		11,402,660
*	Fidelity Investments	Government Income		134
*	Fidelity Investments	Growth Fund Class K		37,287,408
*	Fidelity Investments	Growth and Income Fund Class K		22,997,951
*	Fidelity Investments	Intermediate Bond Fund		28,320,537
*	Fidelity Investments	Overseas Fund Class K		20,455,181
*	Fidelity Investments	Europe Fund		2,745,336
*	Fidelity Investments	Pacific Basin Fund		1,183,956
*	Fidelity Investments	Balanced Fund Class K		33,980,773
*	Fidelity Investments	Small Cap Independent Fund		2,580,672
*	Fidelity Investments	Spartan U.S. Equity Index Fund		44,613,128
*	Fidelity Investments	Freedom Income Fund		1,382,705
*	Fidelity Investments	Freedom 2010 Fund		10,565,134
*	Fidelity Investments	Freedom 2020 Fund		12,583,024
*	Fidelity Investments	Freedom 2030 Fund		5,573,345
*	Fidelity Investments	Freedom 2040 Fund		3,683,099
*	Fidelity Investments	Freedom 2050 Fund		703,181
	PIMCO Investments	Total Return Fund (institutional)		24,500,548
	PIMCO Investments	Long-Term Government Fund		14,320,110
	PIMCO Investments	Low-Duration Fund (institutional)		7,980,981
	Columbia Investments	Acorn USA Z		5,529,177
	Janus Investments	Small Cap Value Fund (institutional)		14,811,790
	Northern Funds	Small Cap Value Fund		1,944,788
	Perkins Investment	Small Cap Value Fund		15,008,751
	American Funds Investments	EuroPacific Growth Fund		26,890,944
*	Various Plan participants	Participant loans, with interest rates ranging from 4% to 11% and maturity dates ranging from January 2009 to August 2031.		16,468,706

	TOTAL ASSETS (HELD AT END OF YEAR)			$692,182,673

*	Denotes a party-in-interest

**	Cost omitted for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-107748 on Forms S-8, and Registration Statement Nos. 333-33896 and 333-33896-01 on Forms S-4 of our report dated June 24, 2009, relating to the financial statements and supplemental schedule of NiSource Inc. Retirement Savings Plan, appearing in this Annual Report on Form 11-K of NiSource Inc. Retirement Savings Plan for the year ended December 31, 2008.
/s/ Deloitte & Touche LLP
Indianapolis, IN
June 24, 2009

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC. RETIREMENT SAVINGS PLAN
By	/s/ David J. Vajda
David J. Vajda
V.P., Treasurer, & Chief Risk Officer NiSource Inc. Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2008 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Robert C. Skaggs, Jr.	/s/ Stephen P. Smith
Robert C. Skaggs, Jr.	Stephen P. Smith
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer